082-00963

J Sainsbury plc

RECEIVED

2008 JUL 14 P 1:21

FICE OF INTERNATI
CORPORATE FINA

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549 [redacted]
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 01 July 2008

08003762

SUPPL

Dear Sir

J Sainsbury Announces: Voting rights and capital.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 1 July 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
JUL 16 2008
THOMSON REUTERS

7/15

J Sainsbury plc
01 July 2008

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 30 June 2008 consists of 1,747,959,854 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,747,959,854.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 5493
END

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 04 July 2008

Dear Sir

J Sainsbury Announces: Holding(s) in Company.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 04 July 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

J Sainsbury plc

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights: (**YES**)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (**NO**)

An event changing the breakdown of voting rights: (**NO**)

Other (please specify) :

3. Full name of person(s) subject to the notification obligation (iii):
Qatar Investment Authority

4. Full name of shareholder(s) (if different from 3.)
Qatar Holding LLC

5. Date of the transaction (and date on which the threshold is crossed or reached if different)
2 JULY 2008

6. Date on which issuer notified:
3 JULY 2008

7. Threshold(s) that is/are crossed or reached:
26%

8. Notified details

A: Voting rights attached to shares

Qatar Holding LLC has acquired legal and beneficial ownership of an additional 12,358,000 ordinary shares in J Sainsbury plc (4,344,000 shares acquired 25 June, 3,014,000 acquired 27 June and 5,000,000 shares acquired 2 July).

Class/type of shares **Situation previous to the Triggering transaction**

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting Rights (viii)
		(vi)
Ordinary shares of 28 and 4/7 pence each	**442,164,241**	**442,164,241**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights (ix)**		**% of voting rights**	
	Direct	**Direct (x)**	**Indirect (xi)**	**Direct**	**Indirect**
Ordinary shares of 28 and 4/7 pence each	**454,522,241**	**454,522,241**	**N/a**	**26.003%**	**N/a**

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	**Expiration Date**	**Exercise/Conversion Period/ Date**	**No. of voting rights that may be acquired (if the instrument is exercised/ converted)**	**Percentage of voting rights**
N/a	N/a	N/a	N/a	N/a

Total (A+B) Number of voting rights	**% of voting rights**
454,522,241	26.003%

END